Renaissance Learning,™ Inc.



IMPROVING STUDENT LEARNING AT EVERY GRADE AND ABILITY LEVEL

2001 ANNUAL REPORT

FACT IN 2001, 
Lessons from the Most Successful Deals
RENAISSANCE LEARNING WAS AGAIN NAMED ONE OF FORBES MAGAZINE'S 200 BEST SMALL COMPANIES (#17).

CONTENTS

SUCCESS

HARDY ELEMENTARY

Smithfield, Virginia

Schools in Virginia administer the mandated Virginia Standards of Learning assessment (SOL) annually to grades three and five. After four years of progressive implementation of the Renaissance process at Hardy Elementary, dramatic increases have been seen in the number of students at that school passing both reading and math portions of the SOL. Scores for third graders surpassed statewide averages in every subject and fifth grade math passing rates have more than doubled.

PERCENT PASSED ON SOL


1997-1998
1998-1999
1999-2000
2000-2001
PERCENT PASSED
0
10
20
30
40
50
60
70
80
42%
55%
51%
70%
52%
74%
65%
79%
61%
60%
60%
71%
36%
34%
54%
77%
3rd Grade English
3rd Grade Math
5th Grade English
5th Grade Math

FINANCIAL HIGHLIGHTS

Dollars In Thousands	2001	2000	% Increase 2000 to 2001
Net sales	**$ 132,354**	$ 106,991	23.7 %
Gross profit	**$ 107,561**	$ 85,070	26.4
Net income	**$ 30,669**	$ 22,933	33.7
Total assets	**$ 159,961**	$ 118,221	35.3
Cumulative educators trained	**358,500**	279,700	28.1
Cumulative customer schools	**59,400**	54,500	9.0


NET SALES
GROSS PROFIT
IN THOUSANDS
$11,084
$44,064
$15,980
$67,608
$19,987
$87,004
$21,652
$110,702
$6,588
$39,689
$8,423
$59,840
$9,687
$75,383
$11,716
$95,845
1998
1999
2000
2001
1998
1999
2000
2001
Services
Products

"AS OF THIS HOUR, AMERICA'S SCHOOLS WILL BE ON A NEW PATH OF REFORM AND A NEW PATH OF RESULTS...ALL STUDENTS WILL HAVE A BETTER CHANCE TO LEARN, TO EXCEL AND TO LIVE OUT THEIR DREAMS." PRESIDENT GEORGE W. BUSH

A MESSAGE FROM THE FOUNDERS

TERRANCE PAUL, *Cofounder and Co-Chairman of the Board*



TO OUR SHAREHOLDERS

JUDITH PAUL, *Cofounder and Co-Chairman of the Board*

THE WORDS "scientifically based research," or an approximation, appear more than 100 times in the reauthorization of the federal Elementary and Secondary Education Act, which requires that products purchased with federal funds be based on research. This is music to our ears.

All of our products (we recently announced five new ones) have always been based on the most rigorous research. We believe that no other company in the education field is as focused as we on proving what we do works. We will not bring out a product which does not have a strong scientific research base and which does not prove itself in real classrooms. We are not into fads that sell today but don't work in the long run to help teachers accelerate learning.

Every six months we publish a Research Summary which provides abstracts of all the internal and external research supporting our products. The summary has to be republished that frequently because new research demonstrating success comes in virtually every week. You can see samples of typical research results throughout this Annual Report.

Scientific research and our focus on accelerating learning more than anything else explain why we have concentrated on developing learning information system software, and professional development programs supporting educator use of such software. It's what works. Our company tagline "helping educators improve schools through technology, professional development, and research" succinctly summarizes this point. It explains the strong growth of the past and why we expect continued strong growth in the future. The new federal emphasis on research only serves to underscore the importance of what we've always believed.

JUDITH PAUL

TERRANCE PAUL

Cofounders and Co-Chairmen of the Board

SUCCESS

STATEWIDE RENAISSANCE IMPLEMENTATION

Idaho

A major education grant, aimed at improving student reading performance, enabled many Idaho schools to implement Reading Renaissance over a three-year period. On average, students gained seven percentiles between their 1998 pretest and their 2001 post-test. Students participating during the 2000-2001 school year, on average, gained five percentiles, while students in grades one through four gained substantially more.

READING ACHIEVEMENT GROWTH


AVERAGE SCORE
59
58
57
56
55
54
53
52
51
Pretest
Post-Test
52
56
58
59
1999-2000
2000-2001

FACT OVER 70 SCHOOL DISTRICTS HAVE CONTRACTED TO USE THE SCHOOL RENAISSANCE IMPROVEMENT PROCESS,

JOHN HICKEY, *President and Chief Operating Officer*



WE ARE PLEASED TO REPORT ... TO OUR SHAREHOLDERS

MICHAEL BAUM, *Chief Executive Officer*

RENAISSANCE LEARNING is pleased to report another year of robust growth. 2001 was a challenging one for many companies, even in the school market. Concerns about state budget slowdowns caused many educators in the latter half of the year to be more cautious about expenditures. But our expansion continued at a steady pace, a tribute to the loyalty of our customer base and the effectiveness of our products and services.

Effective products, effective direct marketing of those products to a variety of users in K-12 schools, and dedicated customer support have always been the keys to our growth. With an educator user base in the hundreds of thousands, we have a unique opportunity to supply new research-based products to add to their success in the classroom. That's why we have always invested significantly in new product development.

2001 saw the release of two important new products – AR Universal and STAR Early Literacy – and the announcement of another product we expect to release in 2002, our forthcoming Fluent Reader repeated-reading software. In January 2002, we announced four more new software products, which we expect to deliver later this year. Many new training products and services are also being added. We continue to research and develop new products to broaden the foundation for our future growth, and to multiply the ways in which we can help educators improve schools.

In 2001, district-level sales also became a significant contributor. More than 70 school districts contracted with us to provide coordinated packages of software, staff development, teacher products, and consulting services. Renaissance Learning has been a leader in school improvement for many years, based on our school penetration and proven dramatic results. We expect the increased national emphasis on school reform to provide further opportunities for expansion.

MICHAEL BAUM, *Chief Executive Officer*
JOHN HICKEY, *President and Chief Operating Officer*

SUCCESS

ACHIEVEMENT AWARDS FOR SOFTWARE IN 2001

ComputED

- ☐ Annual Best Educational Software Award – Language Arts High School
- ☐ Annual Education Software Review Award – Best Software/Teacher Tools

Curriculum Administrator

- ☐ Districts' Choice Award – Top 100 Products 2001

eSchool News

- ☐ Readers' Choice Award – Selected as the #1 Curriculum Software choice of readers in the reading, writing, and language arts categories Grades K-12

Learning Magazine

- ☐ Teacher's Choice Award


Learning
And the winners are...

ACHIEVEMENTS IN 2001



MILESTONES AND EVENTS

- Renaissance Learning software is now used in over 59,000 K-12 schools and more than 350,000 K-12 educators have received Renaissance training.
- The number of schools using math products increased 42% in 2001.
- Districtwide contracts for the Renaissance school improvement process, which combines research-based software, teacher training, and consulting services, grew to over 70 U.S. school districts.
- The Renaissance School Improvement Advisory Board was formed to refine and advance the Renaissance mission of helping educators improve schools through technology, professional development, and research. Board members represent a broad cross-section of researchers and educators. (See biographies on page 9.)
- The second annual National School Renaissance Conference, held in Las Vegas, NV, was attended by over 5,000 educators from across the nation. Plans are underway for the third-annual conference in San Antonio TX, with close to 5,000 attendees expected, despite curtailment of education travel in some regions. Planned events include new product announcements on StandardsMaster, Accelerated Writer, Accelerated Vocabulary, and AccelTest software, and Writing Renaissance professional development.
- Renaissance Learning expanded its publisher alignments in 2001 to include popular magazines used in schools and classrooms: *TIME For Kids* from Time School Publishing, the educational publishing unit of Time Inc., and *COBBLESTONE* and *Kids Discover,* two other magazines for school-age children. Quizzes are sold in annual subscriptions and electronically delivered to subscribing schools.
- In other publishing alliances, Accelerated Reader-aligned quizzes are now available with the popular textbook series published by Harcourt School Publishing, Houghton Miflin, and Scott Foresman; math management software is now aligned with Glencoe/ McGraw-Hill's math textbooks; Houghton Mifflin Company's School Division now offers math management software aligned with its new elementary school textbook program.
- During 2001, online ordering of Renaissance Learning quizzes and other products was fully implemented. More than 50% of repeat quiz orders are now placed over the Web.
- Following overwhelming shareholder approval, the Company legally changed its name to Renaissance Learning, Inc. (Nasdaq RLRN).

PRODUCT DEVELOPMENTS

- Introduced and shipped AR Universal, a new version of Accelerated Reader that expands the program to cover multiple types of reading, including trade books, textbooks, magazines, and other instructional materials, and to use recorded voice to administer quizzes on popular titles designed for beginning readers.
- Over 12,000 new Accelerated Reader quiz titles, including about 1,500 voice quizzes to support AR Universal, were introduced in 2001. There are now over 51,000 quizzes available.
- Completed on-schedule initial shipments of STAR Early Literacy, breakthrough assessment of early language and reading skills. (See expanded product feature on page 8.)
- Announced Fluent Reader repeated-reading software, new reading fluency software which helps teachers with struggling readers. Scheduled for initial delivery to schools in spring 2002.
- Introduced Accelerated Math Learning Cards to help teachers using Accelerated Math explain and teach math objectives to individual students or small groups.

FACT RENAISSANCE LEARNING SOFTWARE IS NOW USED IN OVER 59,000 K-12 SCHOOLS.





CORPORATE OVERVIEW



RENAISSANCE LEARNING, INC.

Renaissance Learning was founded in 1986 and is now a leading provider of comprehensive school improvement programs to K-12 schools and districts. The Company is the creator of the Renaissance school improvement process, which combines research-based software products, teacher training, and consulting services to help educators improve Pre-K-12 academic performance. Renaissance products and techniques are used in more than 59,000 schools, nearly 50% of all schools in the U.S. and Canada.

Renaissance Learning's software products, called learning information systems (LIS), give students and teachers continuous constructive feedback that helps motivate students, dramatically accelerate learning, and improve test scores while reducing teacher paperwork. These software products are among the most popular in schools nationwide, and include Accelerated Reader/AR Universal, the most popular reading software in schools.

A fundamental principle of Renaissance is that effective teachers are the key to significant long-term improvement in schools. Through Renaissance professional development, educators learn the best ways to integrate learning information systems in their classrooms and schools. More than 350,000 Pre-K-12 educators have received Renaissance training, including teachers, librarians, and principals. In 2001, over 5,000 educators took part in the second annual National School Renaissance Conference, an annual, paid-attendance event, hosted by Renaissance Learning.

Renaissance Learning also provides electronic assessment products and service to educational publishers, and sells enterprise software for training and knowledge management. There are six Renaissance Learning locations in the U.S. and subsidiaries in Australia, Canada, India, and the United Kingdom.

SUBSIDIARY COMPANIES

Renaissance Corporate Services Provides test-generators and other electronic assessment products and services to educational publishers. In 2001, the Company expanded its scope to include college textbooks, as well as a variety of electronic assessment products and services in the curriculum areas of math, science, language arts, and social studies.

Generation21 Learning Systems Provides enterprise software for organization-wide training and knowledge management.

INTERNATIONAL SUBSIDIARIES

Renaissance Learning Canada Sells and services our products to Canadian schools.

Renaissance Learning UK Sells and services localized versions of Accelerated Reader and Accelerated Math in the United Kingdom.

Renaissance Learning Australia Provides reading and math software to Australia and New Zealand.

Renaissance Learning India Serves as a development site that supports software engineering and item editing.

SUCCESS

YUCCA LOMA SCHOOL

Apple Valley, California

The state of California utilizes the Academic Performance Index (API) as the core of a statewide accountability system. Yucca Loma Elementary, a rural Title I school, implemented the Renaissance school improvement process and achieved major gains in their API scores, actually exceeding their target growth in both 2000 and 2001.

TARGETED VS. ACTUAL API GROWTH


80
70
60
50
40
30
20
10
0
API POINTS
78
11
22
8
Targeted Growth
Actual Growth
1999-2000
2000-2001

SUCCESS

PITTSBURG INDEPENDENT SCHOOL DISTRICT

Pittsburg, Texas

During the eight-year districtwide Renaissance implementation, the achievement gap between non-economically disadvantaged and economically disadvantaged students has narrowed substantially. Difference in pass rates for the two student populations has decreased in all subject areas. This phenomenon is particularly noteworthy given the large increase of economically disadvantaged students in the district over the eight years.


35.4%
27.2%
26.2%
20.2%
9.5%
9.3%
9.8%
Achievement gap narrows between economically disadvantaged and other students at Renaissance schools
1994
1995
1996
1997
1998
1999
2000

DIFFERENCE IN TAAS PASS RATES*

*All tests taken

FACT TO DATE, OVER 350,000 EDUCATORS,

MAKING ACCOUNTABILITY, DATA-DRIVEN DECISIONS, AND IMPROVEMENT POSSIBLE

RENAISSANCE LEARNING INFORMATION SYSTEMS



SOFTWARE

NEWLY ANNOUNCED FOR 2002

Fluent Reader Repeated-reading software that supports the needs of struggling readers.

StandardsMaster Instant assessment and web-based reporting software.

Accelerated Writer Writing improvement system – the company's first product for improving writing composition.

Accelerated Vocabulary Vocabulary development software.

AccelTest Test creating, scoring, and gradebook software.

READING

New in 2001

AR Universal A new expanded-feature version of our popular Accelerated Reader software.

Released on schedule, spring 2001, AR Universal software gives teachers new abilities to assess and manage all types of readers with multiple kinds of reading, including quizzes on assignments from prominent reading textbooks, recorded voice quizzes for young emergent readers, and quizzes on over 51,000 books from over 500 book publishers, covering all ability levels, in both English and Spanish.

New in 2001

STAR Early Literacy Helps teachers quickly identify individual areas of strength and weakness during critical early years. STAR Early Literacy uses multi-media and computer-adaptive technologies to quickly assess phonemic awareness and other key early literacy skills of Pre-K-3 students, and continually monitor their ongoing development. Released on schedule, summer 2001.

STAR Reading The only nationally normed, computer-adaptive reading test and database for classroom use.

MATH

Accelerated Math Innovative math software that helps teachers to motivate students to master every math objective, grade one to calculus.

STAR Math Math-testing software that assesses math ability in 15 minutes for any student grades 3-12. The only nationally normed, computer-adaptive math test and database.

AccelScan Optical mark reader that works with Accelerated Math software to speed workflow in the classroom. A growing number of schools have adopted a "scanner in every math classroom" approach. A revolutionary new model was introduced in 2001.

New in 2001
Accelerated Math Learning Cards



Complement to Accelerated Math software, developed to help students learn and review Accelerated Math objectives independently; enable teachers to remediate problems quickly.

WRITING

Perfect Copy and Perfect Copy High School Writing skills development and management software.

COMPREHENSIVE PROFESSIONAL DEVELOPMENT AND CONSULTING

Renaissance Learning provides a wide variety of professional development and consulting programs, including:

- Seminars
- Consulting and Ongoing Support
- Professional Development Materials
- Technical Support

SCHOOL IMPROVEMENT ADVISORY BOARD

In 2001, Renaissance Learning announced the formation of an advisory board to refine and advance the Renaissance mission of helping educators improve schools through technology, professional development, and research. Members are drawn from a broad cross-section of researchers and educators, including university professors, classroom teachers, school principals, librarians, and superintendents.

Alfonso R. Anaya, Ph.D., Superintendent of the Alisal Union School District, Salinas, California.

David Anthony, Ph.D., Superintendent of McKinney Independent School District, McKinney, Texas.

Judy Atwater, principal of Anne Street Elementary School, Griffin, Georgia; recently received the Academic Excellence Award from Clark Atlanta University.

Robert N. Fortenberry, Ph.D., served for 17 years as Superintendent of Schools for the Jackson Public School System in Jackson, Mississippi; recipient of the Medgar Evers Award, presented by the NAACP.

Melinda Harris, fifth-grade teacher, Oakwood Elementary School, Preston, Idaho; earned the state's highest rating on her Technology Portfolio.

Harold E. Jordan, president of Madras Packaging LLC and World Computer Systems; past Chairman of the Board of Lawrence University; member of the Board of Directors for Educational Leadership, LLC.

Gene Kerns, National Board Certified reading and writing instructional specialist.

Lawrence W. Lezotte, Ph.D., leading authority on school improvement, founder of Effective Schools Products, Ltd., a consulting and publishing firm dedicated to improving schools and successful learning for all children.

James R. McBride, Ph.D., a leading psychometrician in the area of computerized adaptive testing and item response theory.

David M. Moore, Ph.D., principal of Shelby Oaks Elementary School, Memphis, Tennessee; recognized as the Tennessee Elementary Principal of the Year.

Ann Prevost, librarian and media specialist at Caledonia Elementary School, Caledonia, Mississippi; member of the American Library Association, and the American Association of School Librarians.

S. Jay Samuels, Ph.D., Professor of Educational Psychology, University of Minnesota; member of the National Reading Panel.

Jayne B. Sargent, Ph.D., Superintendent of Jackson Public Schools, Jackson, Mississippi.

Molly Drake Shiffler, reading specialist for Medford Area Public School District, Medford, Wisconsin; recipient of the Wisconsin Teacher of the Year/Special Services award.

Rick Stiggins, Ph.D., founder of Assessment Training Institute and a nationally recognized expert on using assessments in the classroom.

Keith J. Topping, Ph.D., Director of the Centre for Paired Learning, University of Dundee, Scotland.

James Ysseldyke, Ph.D., Professor of Educational Psychology and Associate Dean for Research and Development in the College of Education and Human Development, University of Minnesota.

Contents

Selected Financial Data

In Thousands, Except Per Share Amounts

	Year Ended December 31,				
Consolidated Income Statement Data (1)	2001 (3)	2000 (3)	1999 (3)	1998	1997
Net sales:					
Products	$ 110,702	$ 87,004	$ 67,608	$ 44,064	$ 29,350
Services	21,652	19,987	15,980	11,084	6,964
Total net sales	132,354	106,991	83,588	55,148	36,314
Cost of sales:					
Products	14,857	11,621	7,768	4,375	3,788
Services	9,936	10,300	7,557	4,496	3,013
Total cost of sales	24,793	21,921	15,325	8,871	6,801
Gross profit	107,561	85,070	68,263	46,277	29,513
Operating expenses:					
Product development	17,800	14,922	8,500	5,140	3,496
Selling and marketing	29,731	24,166	21,546	13,712	9,709
General and administrative	14,322	11,833	10,115	7,529	5,817
Purchased research and development	—	—	1,080	475	—
Phantom stock plan termination	—	—	—	—	1,617
Total operating expenses	61,853	50,921	41,241	26,856	20,639
Operating income	45,708	34,149	27,022	19,421	8,874
Other income (expense), net	4,187	3,385	2,067	1,615	(81)
Income before taxes	49,895	37,534	29,089	21,036	8,793
Income tax provision (benefit)	19,226	14,601	11,943	8,844	(673)
Net income	**$ 30,669**	**$ 22,933**	**$ 17,146**	**$ 12,192**	**$ 9,466**
Basic earnings per share (2)	**$ 0.89**	**$ 0.67**	**$ 0.50**	**$ 0.36**	**$ 0.33**
Diluted earnings per share (2)	**0.88**	**0.67**	**0.50**	**0.36**	**0.32**

Consolidated Balance Sheet Data					
Working capital	$ 83,081	$ 59,801	$ 42,900	$ 34,193	$ 28,452
Total assets	159,961	118,221	88,419	68,280	51,177
Shareholders' equity	136,531	99,670	74,935	55,059	42,803

(1) In July 1999, we acquired Generation21 Learning Systems, LLC in a transaction accounted for as a pooling-of-interests. Accordingly, financial information for all periods presented has been restated to include the results of Generation21.

(2) Per share data have been restated to reflect a 2-for-1 stock split in the form of a dividend effective February 26, 1999.

(3) For the years ended December 31, 2001, 2000, and 1999, no cash dividends were paid to shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Renaissance Learning, Inc. is a leading provider of comprehensive school improvement to kindergarten through senior high ("K-12") schools in the United States and Canada. Our software products, teacher training, and consulting help educators motivate students, accelerate learning, improve test scores, and help students master standards. The computer-based learning information systems and related training we offer are designed to improve student academic performance by increasing the quality, quantity, and timeliness of performance data available to educators and by facilitating increased student practice of essential skills. Our flagship product, *Accelerated Reader,* is software for motivating and monitoring increased literature-based reading practice. Our software products also include: *STAR Reading,* a computer-adaptive reading test and database; *Accelerated Math* and *STAR Math,* software products that apply to math the principles that have made the reading software effective in improving academic performance; *STAR Early Literacy* computer-adaptive diagnostic test for phonemic awareness and other emergent reading skills; *Perfect Copy* writing skills development software; and *Surpass* test preparation software.

In 2001, we introduced and shipped *AR Universal,* a new version of our *Accelerated Reader* reading management program which supports new recorded-voice versions of quizzes on literature books for emergent readers and new quizzes for assessing reading instruction assignments such as those found in reading textbooks, magazines and other curricula. *STAR Early Literacy* was released late in the second quarter of 2001. In late 2001 and early 2002, we announced several new products which we expect to be released during 2002: *Fluent Reader* repeated reading software for struggling readers; *StandardsMaster* instant assessment and Web-based reporting software; *Accelerated Writer* writing improvement system; *Accelerated Vocabulary* vocabulary development software; and *AccelTest* test creation, scoring and gradebook software. In addition, we provide electronic assessment software and services to educational publishers, enterprise software for training and knowledge management throughout organizations, and an optical-mark card scanner which was totally reengineered in 2001 for lower cost and improved performance.

Our comprehensive school improvement products also include *Reading Renaissance, Math Renaissance* and other programs through which we provide professional development training for educators. Our *School Renaissance* program is a comprehensive package of software, professional development training, and consulting services aimed at accelerating learning and improving test scores in reading, math, writing, and overall academic performance throughout schools and school districts. In 2001, we introduced the seminar, *Using STAR Early Literacy and Renaissance in Your Pre-K-3 Classroom,* that shows teachers how to use the new *STAR Early Literacy* program. Early in 2002, we announced that *Writing Renaissance* is expected to be available sometime later in 2002.

Our sales are derived primarily from the sale of software products, software support agreements, and training seminars and programs. Revenues are recorded net of an allowance for estimated returns. Allowances for bad debts are also recorded at the time of the sale. Product revenue is derived primarily from the sale of software products. We recognize revenue from sales of our off-the-shelf software products at the time of shipment to customers. We recognize revenue from the sale of custom software products on the percentage-of-completion method of accounting.

Service revenue is derived from (i) training seminars, (ii) consulting services, and (iii) software support agreements whereby we provide ongoing customer support as well as unspecified product upgrades if and when available. Revenue from training seminars is recognized when the seminar is performed. Revenue from consulting services is recognized as the service is performed or on a straight-line basis over the contractual period. Telephone support included with software sales has a duration of twelve months or less and is recognized at the time the software is shipped with the related costs of providing the telephone support accrued for at the same time. Revenue from separately sold software support agreements is initially recorded as deferred revenue and recognized as revenue on a straight-line basis over 12 or 24 months depending on the term of the support agreement. Deferred revenue includes (i) payments received for products not yet delivered, (ii) advance payments on contract revenues, (iii) payments received for seminars not yet held, and (iv) that portion of separately sold software support agreements that has not yet been recognized as revenue.

Because software products are generally shipped as orders are received, we have historically operated without a significant backlog of products. However, it is our practice to announce new products prior to the time at which such products will be ready for shipment to allow customers sufficient lead time for budgeting and curriculum purposes. This practice can result in a significant backlog for orders of new products. These orders are generally filled within a relatively short period of time after the product is ready for shipment. Registrations for training seminars are generally received from customers in advance of training events, resulting in a backlog for these services. Additionally, under district-wide school improvement agreements, customers commit to a comprehensive package of software, training, and consulting in advance of delivery of the products and services. The delivery of backlogged products and services in certain periods can cause those periods to have somewhat higher sales and higher sales growth rates than other periods.

Cost of sales consists of expenses associated with sales of software products, support agreements, and training seminars and programs. These costs include: (i) personnel-related costs, (ii) costs of purchased materials such as optical-mark card scanners, educational products, training materials, manuals, and motivational items, (iii) shipping and freight costs, (iv) amortization of capitalized development costs and, (v) other overhead costs. We recognize significantly higher gross margins on our product sales than on our service sales. An optical-mark card scanner is included with the sale of all *Accelerated Math* site licenses and many additional scanners are sold separately. The gross profit margin on hardware is not as high as the gross profit margin on software. We began shipping hardware in 1998 and as sales of hardware increased the overall product margin percentage declined in 1999 and 2000.

We expense all development costs associated with a software product until technological feasibility is established, after which time such costs are capitalized until the product is available for general release to customers. Capitalized product development costs are amortized into cost of sales generally using the straight-line method over 24 months.

In November 2000, our subsidiary, Renaissance Corporate Services, Inc., acquired the assets and business of Engineering Software Associates, Inc. ("ESA"), Minneapolis, Minnesota, a provider of test generation and tutorial software to college textbook publishers. Post-secondary textbook publishers have commissioned ESA software to support textbooks on a wide variety of subjects. Instructors using the texts can administer tests to students on paper, via networks or over the Internet. The acquisition is not expected to have a material impact on our overall results of operations in the near term.

RESULTS OF OPERATIONS

The following table sets forth certain consolidated income statement data as a percentage of net sales, except that individual components of cost of sales and gross profit are shown as a percentage of their corresponding component of net sales:

	For the Years Ended December 31,		
	2001	2000	1999
Net sales:			
Products	**83.6%**	81.3%	80.9%
Services	**16.4**	18.7	19.1
Total net sales	**100.0%**	100.0%	100.0%
Cost of sales:			
Products	**13.4%**	13.4%	11.5%
Services	**45.9**	51.5	47.3
Total cost of sales	**18.7**	20.5	18.3
Gross profit:			
Products	**86.6**	86.6	88.5
Services	**54.1**	48.5	52.7
Total gross profit	**81.3**	79.5	81.7
Operating expenses:			
Product development	**13.4**	13.9	10.2
Selling and marketing	**22.6**	22.6	25.8
General and administrative	**10.8**	11.1	12.1
Purchased research and development	**—**	—	1.3
Operating income	**34.5**	31.9	32.3
Other income, net	**3.2**	3.2	2.5
Income before taxes	**37.7**	35.1	34.8
Income tax provision	**14.5**	13.7	14.3
Net income	**23.2%**	21.4%	20.5%

YEARS ENDED DECEMBER 31, 2001 AND 2000

Net Sales. Our net sales increased by $25.4 million, or 23.7%, to $132.4 million in 2001 from $107.0 million in 2000. Product sales increased by $23.7 million, or 27.2%, to $110.7 million in 2001 from $87.0 million in 2000. The increase in product sales is primarily attributable to (i) increased sales of math products, including follow-on sales of subject libraries and optical-mark card scanners, (ii) increased sales of *Accelerated Reader* quizzes, with over 51,000 available book titles, to a larger base of *Accelerated Reader* schools, and (iii) sales of *STAR Early Literacy*, which was released late in the second quarter of 2001.

Service revenue, which consists primarily of revenue from sales of training sessions and software support agreements, increased by $1.7 million, or 8.3%, to $21.7 million in 2001 from $20.0 million in 2000. The majority of this increase is attributable to a 20.5% increase in revenue recognized on software support agreements. Revenues from training sessions grew slightly over 2000. Approximately 80,000 educators attended our *Renaissance* training programs in 2001.

We expect overall 2002 revenue growth to be similar to 2001. Revenue growth is anticipated to be higher in the second half of the year than the first due to the availability of increased federal funds to schools and the expected shipment of our new products in spring and summer. Our new products include: *Fluent Reader* repeated reading software for struggling readers; *StandardsMaster* instant assessment and Web-based reporting software; *Accelerated Writer* writing improvement system; *Accelerated Vocabulary* vocabulary development software; and *AccelTest* test creation, scoring and gradebook software. A fourth quarter 2001 math software promotion contributed to a quarterly increase of about 1,400 schools using math products, bringing the total number of schools using our math products to about 16,000. We expect continued growth in follow-on sales of libraries, scanners, math learning cards and training. We also expect continued steady growth of our reading products and continued expansion of our district-wide school improvement business.

Cost of Sales. The cost of sales of products increased by $3.2 million, or 27.8%, to $14.9 million in 2001 from $11.6 million in 2000. As a percentage of product sales, the cost of sales of products remained constant at 13.4%. Late in 2001, we completed the reengineering of our *AccelScan* optical-mark card scanner for lower cost and improved performance. The lower cost has enabled us to lower the list price by $50.00 in January 2002 and still achieve improved margins on the new scanner sales.

The cost of sales of services decreased by $364,000, or 3.5%, to $9.9 million in 2001 from $10.3 million in 2000. As a percentage of sales of services, the cost of sales of services decreased to 45.9% in 2001 from 51.5% in 2000. The improvement was due to stronger sales in the software support business and improved cost efficiencies in both the training and software support businesses. Service gross profit margin is expected to be somewhat lower in first quarter 2002 due to the National School Renaissance Conference, as has been the previous pattern. On an annual basis in 2002, we anticipate a moderate improvement in service gross profit margins over 2001.

Our overall gross profit margin increased 1.8% to 81.3% in 2001 from 79.5% in 2000 due to improved gross profit margins on services and to a higher proportion of products in the sales mix during 2001.

Product Development. Product development expenses increased by $2.9 million, or 19.3%, to $17.8 million in 2001 from $14.9 million in 2000. These expenses increased primarily due to increased staff and consulting costs associated with new product development including several new products announced in late 2001 and early 2002: *Fluent Reader, StandardsMaster, Accelerated Writer, Accelerated Vocabulary,* and *AccelTest,* which are scheduled to be available for shipment in 2002.

Increased product development expenses are also attributed to: our new *AccelScan* optical-mark card scanner which was totally reengineered in 2001; continued development of a suite of Web-based versions of our existing core products; and new products at various stages of development which we expect to announce in the future. We anticipate that the growth of product development costs will moderate in 2002. As a percentage of net sales, product development costs decreased to 13.4% in 2001 from 13.9% in 2000.

Selling and Marketing. Selling and marketing expenses increased by $5.6 million, or 23.0%, to $29.7 million in 2001 from $24.2 million in 2000. These expenses increased primarily due to (i) direct mailings to an increased customer and prospect base, (ii) increased wages and related benefit costs associated with hiring additional personnel to market and promote a broader product line, (iii) costs related to selling and marketing our district-wide school improvement program, and (iv) costs of marketing the Generation21 enterprise-wide training and knowledge management software. As a percentage of net sales, selling and marketing expenses remained constant at 22.6%. We anticipate that selling and marketing expenses will generally continue to rise as we aggressively market our existing products and promote our new products in 2002.

General and Administrative. General and administrative expenses increased by $2.5 million, or 21.0%, to $14.3 million in 2001 from $11.8 million in 2000. The higher expenses for 2001 are largely due to increased wages and related benefit costs associated with the hiring of additional personnel, and professional fees, to support a larger base of business including Generation21 and the acquisition of ESA which was completed in November of 2000. As a percentage of net sales, general and administrative costs decreased to 10.8% in 2001 from 11.1% in 2000. We expect that general and administrative costs will increase to support our growth, but will decrease somewhat as a percentage of net sales in 2002.

Operating Income. Operating income increased by $11.6 million, or 33.8%, to $45.7 million in 2001 from $34.1 million in 2000. As a percentage of net sales, operating income increased to 34.5% in 2001 from 31.9% in 2000.

Income Taxes. Income tax expense of $19.2 million was recorded in 2001 at an effective income tax rate of 38.5% compared to $14.6 million and 38.9% effective income tax rate in 2000. We expect to maintain our effective tax rate at or below 39% in 2002.

YEARS ENDED DECEMBER 31, 2000 AND 1999

Net Sales. Our net sales increased by $23.4 million, or 28.0%, to $107.0 million in 2000 from $83.6 million in 1999. Product sales increased by $19.4 million, or 28.7%, to $87.0 million in 2000 from $67.6 million in 1999. The increase in product sales is primarily attributable to (i) increased sales of math products, including follow-on sales of subject libraries and optical-mark card scanners and (ii) increased sales of *Accelerated Reader* quizzes to a larger base of *Accelerated Reader* schools.

Service revenue, which consists of revenue from sales of training sessions and software support agreements, increased by $4.0 million, or 25.1%, to $20.0 million in 2000 from $16.0 million in 1999. Approximately $2.0 million of this increase is attributable to our first annual National School Renaissance Conference presented in February 2000 and the balance of the increase is primarily due to increased revenue from Renaissance training sessions. We trained over 89,000 educators in our *Renaissance* training programs in 2000.

Revenue growth rates slowed in 2000 due in part to the late fall 1999 shipment of our new version of *Accelerated Reader.* We missed the prime fall buying season for schools, which slowed follow-on purchases of *Accelerated Reader* quizzes as well as adoptions by new schools in late 1999 and early 2000. Sales of follow-on quizzes improved in late 2000 as schools had installed the new *Accelerated Reader* software and returned to their normal buying patterns. Sales of *Accelerated Math* increased significantly in 2000 with a growing customer base adopting *Accelerated Math* for their school, and existing customers purchasing additional subject libraries and scanners to expand utilization throughout their schools.

Cost of Sales. The cost of sales of products increased by $3.9 million, or 49.6%, to $11.6 million in 2000 from $7.8 million in 1999. As a percentage of product sales, the cost of sales of products increased to 13.4% in 2000 compared to 11.5% in 1999 primarily due to increased sales of optical-mark card scanners. A scanner is included with the sale of all *Accelerated Math* site licenses and many additional scanners are sold separately. The gross profit margin on hardware is not as high as the gross profit margin on software.

The cost of sales of services increased by $2.7 million, or 36.3%, to $10.3 million in 2000 from $7.6 million in 1999. This increase is primarily the result of costs associated with (i) our first annual National School Renaissance Conference presented in early 2000, (ii) increased technical support costs due to a broader product line and the introduction of new versions of existing products, and (iii) increased costs of delivering training sessions. As a percentage of sales of services, the cost of sales of services increased to 51.5% in 2000 from 47.3% in 1999 due to the higher costs of providing technical support for our broader product line and new versions of existing products.

Our overall gross profit margin decreased 2.2% to 79.5% in 2000 from 81.7% in 1999 due to decreased gross profit margins on both products and services.

Product Development. Product development expenses increased by $6.4 million, or 75.5%, to $14.9 million in 2000 from $8.5 million in 1999. These expenses increased primarily due to increased staff and consulting costs associated with new product development including several new products announced in 2000: *eSchoolOffice* Web-based school administration software, new versions of Generation21's *Total Knowledge Management* enterprise training software, and *STAR Early Literacy* diagnostic assessment for grades K-2. Increased product development expenses are also attributed to the development of localized versions of our products for international markets; the completion of new *Accelerated Reader* quizzes; *Surpass* test-preparation software released for sale in Texas in late 2000; creation of additional *Surpass* test-preparation libraries; continued development of a suite of Web-based versions of our existing core products; and a number of new products at various stages of development. As a percentage of net sales, product development costs increased to 13.9% in 2000 from 10.2% in 1999.

Selling and Marketing. Selling and marketing expenses increased by $2.6 million, or 12.2%, to $24.2 million in 2000 from $21.5 million in 1999. These expenses increased primarily due to (i) salary and recruiting costs associated with hiring additional personnel to market and promote a broader product line, (ii) costs of marketing the new Generation21 enterprise-wide training and knowledge management software, (iii) expenses related to our first National School Renaissance Conference and (iv) international marketing efforts. As a percentage of net sales, selling and marketing expenses decreased to 22.6% in 2000 from 25.8% in 1999.

General and Administrative. General and administrative expenses increased by $1.7 million, or 17.0%, to $11.8 million in 2000 from $10.1 million in 1999. The higher expenses for 2000 are largely due to increased costs associated with the hiring of additional personnel, including wages and related benefits, to support a larger base of business including new initiatives such as Generation21 and the expansion internationally. As a percentage of net sales, general and administrative costs decreased to 11.1% in 2000 from 12.1% in 1999.

Purchased Research and Development. In connection with the acquisitions of computerActive, Inc. and the assets of Humanities Software, Incorporated in 1999, $900,000 and $180,000, respectively, of the purchase price was allocated to purchased research and development which was expensed in 1999. The computerActive purchased research and development related to a web-server based school administration and student information system. The elements of this purchased research and development primarily consisted of partially complete computer code and related documentation. At the time of acquisition, this project was less than 50% complete and had not yet reached the stage of technological feasibility. We believe that work required to reach technological feasibility and commercialization will take approximately three years from the acquisition date. Risk factors that may affect the timely completion and commercialization of the project include evolving industry standards, dependence on key personnel, and our ability to respond quickly and in a cost efficient manner to technological change, including shifts in operating systems, languages, and alternative delivery systems. We incurred approximately $1.1 million dollars in costs on the project in 2000.

Operating Income. Operating income increased by $7.1 million, or 26.4%, to $34.1 million in 2000 from $27.0 million in 1999. As a percentage of net sales, operating income decreased to 31.9% in 2000 from 32.3% in 1999. Excluding the effects of the purchased research and development expense in 1999, operating income would have increased by $6.0 million, or 21.5%, in 2000 from 1999, or 31.9% of net sales in 2000 compared to 33.6% of net sales in 1999.

Income Taxes. Income tax expense of $14.6 million was recorded in 2000 at an effective income tax rate of 38.9% compared to $11.9 million and 41.1% effective income tax rate in 1999.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, our cash, cash equivalents and investment securities increased $41.6 million to $109.6 million from the December 31, 2000 total of $68.0 million. The net increase is due primarily to $41.2 million in net cash provided by operating activities. We believe our strong cash position coupled with cash flow from operations will be sufficient to meet both our short-term and long-term working capital requirements.

At December 31, 2001, we had a $10.0 million unsecured revolving line of credit with a bank which is available until March 31, 2002 and which is expected to be extended for an additional two years. The line of credit bears interest at either a floating rate based on the prime rate less 1.0%, or a fixed rate for a period of up to 90 days based on LIBOR plus 1.25%. The rate is at our option and is determined at the time of borrowing. We also have a $2.0 million unsecured revolving line of credit with a bank which is available until April 30, 2002, which was renewed in January 2002 for an additional year. The line of credit bears interest based on the prime rate less 1%. As of December 31, 2001, the lines of credit had not been used.

On January 3, 2000, our Board of Directors authorized the repurchase of up to 1,000,000 shares of our common stock. No time limit was placed on the duration of the repurchase program. Repurchased shares will become treasury shares and will be used for stock-based employee benefit plans and for other general corporate purposes. As of December 31, 2001, we had repurchased 25,100 shares.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk. Our exposure to market interest rate risk consists of: (i) the increase or decrease in the amount of interest income we can earn on our investment portfolio, and (ii) the decrease or increase in value of our investment security portfolio if market interest rates increase or decrease, respectively. We anticipate that we will have sufficient liquidity to hold our investments to maturity, therefore, we do not expect to recognize any material losses or gains related to an increase or decrease in market interest rates.

Foreign Currency Exchange Rate Risk. The financial position and results of operations of our foreign subsidiaries are measured using local currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange at the balance sheet date. Translation gains or losses are deferred as a separate component of shareholders' equity. Aggregate foreign currency transaction gains and losses are included in determining net earnings. As such, our operating results are affected by fluctuations in the value of the U.S. dollar compared to the Australian dollar, British pound, Canadian dollar, and Indian Rupee. At this time, foreign operations are not material.

Consolidated Balance Sheets

In Thousands, Except Share and Per Share Amounts

ASSETS	As of December 31, 2001	2000
Current assets:		
Cash and cash equivalents	**$ 35,904**	$ 24,655
Investment securities	**49,288**	34,303
Accounts receivable, less allowance of $1,723 in 2001 and $985 in 2000	**12,397**	11,335
Inventories	**1,648**	1,523
Prepaid expenses	**1,063**	1,204
Deferred tax asset	**3,606**	2,922
Other current assets	**1,312**	845
Total current assets	**105,218**	76,787
Investment securities	**24,364**	9,040
Property, plant and equipment, net	**23,007**	24,501
Deferred tax asset	**2,238**	2,127
Intangibles and goodwill, net	**3,725**	5,002
Capitalized software, net	**506**	581
Other non-current assets	**903**	183
Total assets	**$159,961**	$ 118,221

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
Current liabilities:		
Accounts payable	**$ 2,769**	$ 2,166
Deferred revenue	**7,184**	5,484
Payroll and employee benefits	**3,845**	2,813
Income taxes payable	**4,196**	2,419
Other current liabilities	**4,143**	4,104
Total current liabilities	**22,137**	16,986
Deferred revenue	**1,097**	1,380
Total liabilities	**23,234**	18,366
Minority interest	**196**	185
Shareholders' equity:		
Common stock, $.01 par; Shares authorized: 150,000,000; Issued: 34,617,861 – 2001; 34,328,558 – 2000	**346**	343
Additional paid in capital	**51,702**	45,769
Retained earnings	**84,618**	53,948
Accumulated other comprehensive income	**190**	(65)
Treasury stock, at cost (25,100 shares)	**(325)**	(325)
Total shareholders' equity	**136,531**	99,670
Total liabilities and shareholders' equity	**$159,961**	$ 118,221

The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Income

In Thousands, Except Per Share Amounts

	For the Years Ended December 31,		
	2001	2000	1999
Net sales:			
Products	**$110,702**	$ 87,004	$ 67,608
Services	**21,652**	19,987	15,980
Total net sales	**132,354**	106,991	83,588
Cost of sales:			
Products	**14,857**	11,621	7,768
Services	**9,936**	10,300	7,557
Total cost of sales	**24,793**	21,921	15,325
Gross profit	**107,561**	85,070	68,263
Operating expenses:			
Product development	**17,800**	14,922	8,500
Selling and marketing	**29,731**	24,166	21,546
General and administrative	**14,322**	11,833	10,115
Purchased research and development	**—**	—	1,080
Total operating expenses	**61,853**	50,921	41,241
Operating income	**45,708**	34,149	27,022
Other income (expense):			
Interest income	**3,925**	3,046	1,733
Interest expense	**—**	—	(45)
Other, net	**262**	339	379
Income before taxes	**49,895**	37,534	29,089
Income tax provision	**19,226**	14,601	11,943
Net income	**$ 30,669**	$ 22,933	$ 17,146
Earnings per share:			
Basic	**$ 0.89**	$ 0.67	$ 0.50
Diluted	**0.88**	0.67	0.50

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Equity

In Thousands

	For the Years Ended December 31, 1999, 2000, and 2001						
	Common Stock (1) Shares	Common Stock (1) Amount	Additional Paid in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	**Total Equity**
Balance, December 31, 1998	34,002	340	40,872	13,869	—	(22)	**55,059**
Net income	—	—	—	17,146	—	—	**17,146**
Foreign currency translation	—	—	—	—	—	3	**3**
Unrealized loss on securities	—	—	—	—	—	(24)	**(24)**
Comprehensive income	—	—	—	—	—	—	**17,125**
Shares issued to acquire business (2)	59	1	1,012	—	—	—	**1,013**
Employee stock purchase plan	19	—	222	—	—	—	**222**
Tax benefit on stock options	—	—	581	—	—	—	**581**
Exercise of stock options	103	1	922	—	—	—	**923**
Stock option grants	—	—	12	—	—	—	**12**
Balance, December 31, 1999	34,183	342	43,621	31,015	—	(43)	**74,935**
Net income	—	—	—	22,933	—	—	**22,933**
Foreign currency translation	—	—	—	—	—	(26)	**(26)**
Unrealized gain on securities	—	—	—	—	—	4	**4**
Comprehensive income	—	—	—	—	—	—	**22,911**
Stock repurchased for treasury	(25)	—	—	—	(325)	—	**(325)**
Employee stock purchase plan	51	—	490	—	—	—	**490**
Tax benefit on stock options	—	—	461	—	—	—	**461**
Exercise of stock options	94	1	1,191	—	—	—	**1,192**
Stock option grants	—	—	6	—	—	—	**6**
Balance, December 31, 2000	34,303	$ 343	$ 45,769	$ 53,948	$ (325)	$ (65)	**$ 99,670**
Net income	—	—	—	30,669	—	—	**30,669**
Foreign currency translation	—	—	—	—	—	(6)	**(6)**
Unrealized gain on securities	—	—	—	—	—	261	**261**
Comprehensive income	—	—	—	—	—	—	**30,924**
Employee stock purchase plan	82	1	814	—	—	—	**815**
Tax benefit on stock options	—	—	1,905	—	—	—	**1,905**
Exercise of stock options	208	2	3,215	—	—	—	**3,217**
Balance, December 31, 2001	**34,593**	**$ 346**	**$ 51,703**	**$ 84,617**	**$ (325)**	**$ 190**	**$136,531**

(1) Common Stock, $0.01 par value, 150,000,000 shares authorized.
(2) See Note 3 of Notes to Consolidated Financial Statements.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

In Thousands

	For the Years Ended December 31,		
	2001	2000	1999
Reconciliation of net income to net cash provided by operating activities:			
Net income	**$ 30,669**	$ 22,933	$ 17,146
Noncash (income) expenses included in net income –			
Depreciation and amortization	**5,736**	4,769	3,245
Purchased research and development	**—**	—	1,080
Deferred income taxes	**(938)**	(194)	(967)
Change in assets and liabilities –			
Accounts receivable	**(1,062)**	1,009	(2,733)
Inventories	**(125)**	225	(909)
Prepaid expenses	**141**	378	(856)
Accounts payable and other current liabilities	**6,059**	4,294	(1,389)
Deferred revenue	**1,417**	475	1,496
Other current assets	**(467)**	(547)	(16)
Other	**(263)**	(178)	(63)
Net cash provided by operating activities	**41,167**	33,164	16,034
Cash flows from investing activities:			
Purchase of property, plant and equipment	**(2,452)**	(3,720)	(7,267)
(Purchase) sale of investment securities, net	**(30,310)**	(25,496)	781
Capitalized software development costs	**(484)**	(477)	(432)
Acquisitions	**(704)**	(2,995)	(1,600)
Net cash used in investing activities	**(33,950)**	(32,688)	(8,518)
Cash flows from financing activities:			
Proceeds from issuance of stock	**815**	490	222
Proceeds from exercise of stock options	**3,217**	1,192	923
Return of equity to minority partner	**—**	(60)	—
Purchase of treasury stock	**—**	(325)	—
Net cash provided by financing activities	**4,032**	1,297	1,145
Net increase in cash	**11,249**	1,773	8,661
Cash and cash equivalents, beginning of period	**24,655**	22,882	14,221
Cash and cash equivalents, end of period	**$ 35,904**	$ 24,655	$ 22,882

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

(1) Consolidation. The consolidated financial statements include the financial results of Renaissance Learning, Inc. ("Renaissance Learning") and its subsidiaries (collectively, the "Company"). Renaissance Learning's significant subsidiaries include Renaissance Corporate Services, Inc. and Generation21 Learning Systems, LLC ("Generation21"). School Renaissance Institute, Inc., formerly a wholly-owned subsidiary of Renaissance Learning, was merged into Renaissance Learning on December 31, 2001, and is currently doing business under the name of Renaissance Learning Madison. All significant intercompany transactions have been eliminated in the consolidated financial statements.

On April 18, 2001, the Company name was legally changed from Advantage Learning Systems, Inc. to Renaissance Learning, Inc. On April 20, 2001, the Company's stock trading symbol on the Nasdaq stock market changed to RLRN to reflect the legal name change.

(2) Nature of operations. Renaissance Learning is a provider of learning information systems to K-12 schools in the United States and Canada. The Company's flagship product is the *Accelerated Reader,* a learning information system for motivating and monitoring increased literature-based reading practice. The Company's software products also include *STAR Reading,* a computer-adaptive reading test and database; *Accelerated Math* and *STAR Math,* software products that apply to math the principles that have made the reading software effective in improving academic performance; *STAR Early Literacy* computer-adaptive diagnostic test for phonemic awareness and other emergent reading skills; *Perfect Copy* writing skills development software; and *Surpass* test preparation software.

Renaissance Learning Madison develops and conducts *Renaissance* training programs, which provide educators with professional development training to most effectively use the Company's products and the learning information they generate. The firm provides teacher training through its *Reading Renaissance, Math Renaissance,* and other seminars. Renaissance Learning Madison's *School Renaissance* program is a comprehensive package of software, professional development training, educator resource materials, and consulting services aimed at accelerating learning and improving test scores in reading, math, writing, and overall academic performance throughout schools and school districts.

Renaissance Corporate Services, Inc. provides customized test-generation software to educational publishers for assessment and skills practice in math, science, and other subjects and also develops content for math products distributed by the Company. Generation21 sells enterprise software for organization-wide training and knowledge management to corporate customers. Renaissance Learning also has subsidiaries in Australia, Canada, India, and the United Kingdom.

(3) Acquisitions. Effective November 17, 2000, the Company acquired the business and assets of Engineering Software Associates, Inc. ("ESA"), Minneapolis, Minnesota, a provider of test generation and tutorial software to college textbook publishers. The transaction was accounted for using the purchase method of accounting, with a total purchase price of $3.8 million including the assumption of less than $100,000 of certain liabilities. The purchase price was subject to post-closing adjustments related to the finalization of certain estimated working capital accounts. The purchase price was allocated based on the fair values of the assets acquired and liabilities assumed and included an allocation to intangibles and goodwill (see Note 5). The operating results of ESA are included in the consolidated financial statements of the Company since the date of acquisition.

Effective December 29, 1999, the Company acquired computerActive, Inc. ("computerActive"), an Ottawa, Canada-based software development firm specializing in Web-based applications. The transaction was accounted for using the purchase method of accounting, with a total purchase price of $1.3 million, representing $680,000 of cash, $346,000 of the Company's common stock and the assumption of certain liabilities. The operating results of computerActive are included in the consolidated financial statements of the Company since the date of acquisition. The allocated purchase price includes valuation of certain acquired in-process research and development costs which resulted in a pre-tax charge of $900,000 in the fourth quarter of 1999. The in-process research and development costs were valued by an independent professional appraisal firm which used the income approach to determine fair market value at the acquisition date. The significant assumptions used by the appraiser included projections for initial sales in 2001 through 2003, with a revenue growth rate of 2% annually thereafter, normalized operating profit consistent with our other software products, and a risk-weighted discount rate of 40%.

Effective July 1, 1999, the Company acquired Generation21 Learning Systems, LLC ("Generation21"), a training and knowledge management enterprise software firm in Golden, Colorado. The transaction was accounted for as a pooling-of-interests. Accordingly, the Company's financial information for all periods presented has been restated to include the results of Generation21 since its inception in July 1997. The Company issued 166,443 shares of common stock with a market value of $4.0 million to effect the transaction. Third quarter 1999 results include a non-recurring pre-tax charge of $365,000 for transaction costs associated with the acquisition.

Effective June 9, 1999, the Company acquired the assets of Humanities Software, Incorporated ("Humanities"), an Oregon-based firm specializing in writing software. The transaction was accounted for using the purchase method of accounting with a total purchase price of $1.7 million, representing $920,000 of cash, $666,000 of the Company's common stock and the assumption of certain liabilities. The operating results of Humanities are included in the consolidated financial statements of the Company since the date of acquisition. The allocated purchase price includes valuation of certain acquired in-process research and development costs which resulted in a pre-tax charge of $180,000 in the second quarter of 1999.

Pro forma data is not provided relating to the above acquisitions because it would not differ significantly from historical results.

(4) Significant accounting policies.

(a) Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue recognition. The Company recognizes revenue in accordance with Statement of Position No. 97-2 "Software Revenue Recognition" issued by the Accounting Standards Executive Committee of the AICPA. Revenues are recorded net of an allowance for estimated returns. Allowances for bad debts are also recorded at the time of the sale.

Product revenue is derived primarily from the sale of software products. The Company recognizes revenue from sales of its off-the-shelf software products at the time of shipment to customers. The Company recognizes revenue from the sale of custom software products on the percentage-of-completion method of accounting. Accordingly, revenue is deferred for advance payments from customers that are in excess of revenues earned on custom software sales. Included in accounts receivable at December 31, 2001 and 2000 is $443,000 and $442,000, respectively, of amounts earned which are not yet billed to the customer for custom software products.

Service revenue is derived from (i) training seminars, (ii) consulting services, and (iii) software support agreements whereby the Company provides ongoing customer support as well as unspecified product upgrades if and when available. Revenue from training seminars is recognized when the seminar is performed. Revenue from consulting services is recognized as the service is performed or on a straight-line basis over the contractual period. Telephone support included with software sales has a duration of twelve months or less and is recognized at the time the software is shipped with the related costs of providing the telephone support accrued for at the same time. Revenue from separately sold software support agreements is initially recorded as deferred revenue and recognized as revenue on a straight-line basis over 12 or 24 months depending on the term of the support agreement.

Deferred revenue includes (i) payments received for products not yet delivered, (ii) advance payments on contract revenues, (iii) payments received for seminars not yet held, and (iv) that portion of separately sold software support agreements that has not yet been recognized as revenue.

(c) Cash and cash equivalents. The Company considers cash amounts on deposit at banks and highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Debt instruments are carried at cost, which approximates market value. Cash and cash equivalents consisted of the following at December 31:

(In Thousands)	2001	2000
Cash and time deposits	$ 14,119	$ 6,010
Municipal obligations	20,900	17,700
Corporate notes	885	945
	$ 35,904	**$ 24,655**

(d) Investment securities. Investment securities have an original maturity of more than three months and a remaining maturity of less than twenty-four months. As of December 31, 2001 and 2000, investment securities consisted entirely of corporate notes and municipal obligations. These securities are considered to be available for sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, these investments are stated at fair value, with the unrealized gains and losses, net of tax, included in accumulated other comprehensive income in the Company's consolidated statements of equity.

(e) Supplemental disclosure of cash flow information.

(In Thousands)	2001	2000	1999
Cash paid for:			
Interest	$ —	$ —	$ 84
Income taxes	$ 16,376	$ 11,641	$ 14,757

(f) Inventories. Inventories are carried at the lower of first-in, first-out (FIFO) cost or market. Inventories primarily consist of purchased materials which include optical-mark card scanners, educational products, training materials, manuals and motivational items.

(g) Catalog and advertising costs. Costs related to direct response advertising, primarily catalogs, are capitalized and amortized over their expected period of future benefits, or one year, whichever is less. At December 31, 2001 and 2000, capitalized catalog costs of approximately $45,000 and $190,000, respectively, are included in prepaid expenses. All other advertising costs are expensed the first time the advertising takes place. Advertising expenses for 2001, 2000 and 1999 were approximately $9,497,000, $8,015,000 and $9,206,000, respectively.

(h) Property, plant and equipment. Property, plant and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using principally the straight-line method for financial reporting purposes. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are added to the plant and equipment accounts. Depreciation expense was approximately $3,899,000, $3,568,000 and $2,468,000 for 2001, 2000 and 1999, respectively.

The estimated useful lives for property, plant and equipment are as follows: buildings – 25 to 40 years; furniture, fixtures and office equipment – 5 to 8 years; computer and production equipment – 3 to 5 years; vehicles – 5 years; and leasehold improvements – the lease term.

Net property, plant and equipment consisted of the following at December 31:

(In Thousands)	2001	2000
Land and improvements	$ 3,637	$ 3,361
Buildings	16,160	15,526
Furniture, fixtures and office equipment	5,533	5,109
Computer and production equipment	9,495	8,613
Vehicles	129	135
Leasehold improvements	171	153
Construction in progress	139	128
Total property, plant and equipment	**35,264**	**33,025**
Less – accumulated depreciation	12,257	8,524
Property, plant and equipment, net	**$ 23,007**	**$ 24,501**

(i) Software development costs. The Company capitalizes certain software development costs incurred after technological feasibility is achieved. Capitalized costs are reported at the lower of amortized cost or net realizable value. Capitalized software development costs are amortized on a product-by-product basis using the straight-line method over the estimated economic life of the products which is generally estimated to be 24 months. Amortization begins when the products are available for general release to customers. All other research and development expenditures are charged to product development expense in the period incurred. When capitalized software is fully amortized, the balance is removed from capitalized software and accumulated amortization of capitalized software. Amounts capitalized were approximately $484,000, $477,000 and $432,000 in 2001, 2000 and 1999, respectively. Amortization expense of approximately $560,000, $391,000 and $194,000 for 2001, 2000 and 1999, respectively, are included in cost of sales – products in the consolidated statements of income. At December 31, 2001 and 2000, accumulated amortization of capitalized software development costs was $905,000 and $543,000, respectively.

(j) Sales and concentration of credit risks. For the years ended December 31, 2001, 2000 and 1999, one customer (a book distributor) contributed 7.0%, 8.5% and 11.5% of total revenues, respectively. No other customer represented more than 10% of total revenues. On December 31, 2001 and 2000, this customer had a receivable balance of 4.8% and 5.2% of total trade receivables, respectively.

The Company grants credit to customers in the ordinary course of business. The majority of the Company's customers are schools. Concentrations of credit risk with respect to trade receivables are limited due to the significant number of customers and their geographic dispersion.

(k) Stock-based compensation. The Company elected, as permitted by SFAS No. 123 "Accounting for Stock Based Compensation," to follow the intrinsic value based method of accounting for stock options consistent with Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and to provide the pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. Under the intrinsic method, compensation cost for stock options is measured by the excess, if any, of the quoted price of the Company's stock at the measurement date over the exercise price. The Black-Scholes option-pricing model was used to compute the fair value of each option granted for purposes of the pro forma disclosures required by SFAS 123.

(l) Earnings per common share. Basic earnings per common share ("Basic EPS") has been computed based on the weighted average number of common shares outstanding. Diluted earnings per common share ("Diluted EPS") has been computed based on the weighted average number of common shares outstanding, increased by the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. All share and per share data has been adjusted to reflect a 2-for-1 stock split in the form of a stock dividend effective February 26, 1999 (see Note 13).

The weighted average shares outstanding for 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Basic weighted average shares outstanding	34,515,540	34,236,609	34,074,617
Dilutive effect of stock options	330,860	191,528	302,456
Diluted weighted average shares outstanding	34,846,400	34,428,137	34,377,073

(m) Income taxes. The Company accounts for income taxes according to the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS 109 requires an asset and liability based approach to accounting for income taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between financial and tax accounting of revenue and expense items. Valuation allowances are provided when it is anticipated that some or all of a deferred tax asset is not likely to be realized.

(n) Derivative financial instruments. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard, as amended, requires that entities recognize derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company adopted this standard on January 1, 2001. The adoption of this statement has not had an impact on the consolidated financial statements, as the Company has not utilized derivative instruments.

(o) Comprehensive income. The Company's comprehensive income includes foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities, which are included in accumulated other comprehensive income in the Company's consolidated statements of equity.

(p) Reclassifications. Certain previously reported amounts have been reclassified to conform with the 2001 presentation.

(5) Intangible assets and goodwill. Intangible assets, including goodwill, are amortized on the straight-line basis over their estimated useful lives. The Company continually evaluates whether events or circumstances have occurred that indicate the carrying amount of goodwill, intangible assets or property plant and equipment may be impaired. When factors indicate these assets should be evaluated for impairment, the Company uses an estimate of the undiscounted cash flows over the remaining life of the goodwill, intangible assets and property, plant and equipment in measuring whether they are recoverable. To date, no such impairment of these assets exists.

Intangible assets and goodwill consisted of the following at December 31:

(In Thousands)	2001	2000	Useful Life
Goodwill	$ 3,203	$ 3,203	7 years
Assembled workforce	620	620	7 years
Subtotal	3,823	3,823	
Less – accumulated amortization	1,510	948	
Goodwill and assembled workforce, net	2,313	2,875	
Algorithms and software code	2,124	2,124	2 – 5 years
Trade name	210	210	10 years
Non-compete agreement	1,100	1,100	5 years
Subtotal	3,434	3,434	
Less – accumulated amortization	2,022	1,307	
Other intangibles, net	1,412	2,127	
Goodwill and other intangibles, net	**$ 3,725**	**$ 5,002**	

On June 30, 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets". Under this new standard, goodwill acquired after June 30, 2001 is not amortized over its useful life and starting January 1, 2002, amortization expense will no longer be recorded for goodwill acquired on or before June 30, 2001. SFAS 142 requires that goodwill be assessed at least annually for impairment by applying a fair-value-based test. In addition, under the new rules, an intangible asset acquired after June 30, 2001 should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged.

The Company will adopt the provisions of SFAS No. 142 effective January 1, 2002. SFAS 142 requires that a new fair-market-value test be applied to determine if goodwill and other intangible assets with indefinite lives are impaired based on their values as of January 1, 2002. The transitional provisions of SFAS 142 provide that the impairment testing for intangible assets other than goodwill shall be completed by March 31, 2002 and that the impairment test for goodwill shall be completed by June 30, 2002.

Assembled workforce does not meet the criteria of SFAS No. 142 for recognition apart from goodwill. SFAS 142, therefore, requires that the Company reclassify the unamortized balance of assembled workforce as of January 1, 2002 to goodwill. For the years ended December 31, 2001, 2000 and 1999, goodwill and assembled workforce amortization expense of $562,000, $353,000 and $218,000, respectively, is included in our statement of income. Due to the adoption of SFAS 142, the Company will not recognize in 2002, $562,000 in amortization expense related to goodwill and assembled workforce that were acquired prior to 2002.

(6) Income taxes.

The provision for income taxes consisted of:

(In Thousands)	2001	2000	1999
Current tax provision:			
U.S. federal	$ 17,409	$ 12,537	$ 10,317
State and local	2,755	2,258	2,593
Total current tax provision	20,164	14,795	12,910
Deferred tax (benefit):			
U.S. federal	(848)	(162)	(943)
State and local	(90)	(32)	(24)
Total deferred tax (benefit)	(938)	(194)	(967)
Provision for income taxes	**$ 19,226**	**$ 14,601**	**$ 11,943**

Effective rate reconciliation:

(In Thousands)	2001		2000		1999	
Income tax provision at statutory tax rate	$ 17,463	35.0%	$ 13,137	35.0%	$ 10,181	35.0%
State and local taxes, net of federal tax benefit	1,732	3.4%	1,424	3.8%	1,669	5.8%
Other	31	0.1%	40	0.1%	93	0.3%
Provision for income taxes	**$ 19,226**	**38.5%**	**$ 14,601**	**38.9%**	**$ 11,943**	**41.1%**

Deferred tax assets consisted of the following at December 31:

(In Thousands)	2001	2000
Current deferred tax assets:		
Deferred revenue	$ 1,491	$ 1,319
Expenses not currently deductible	2,115	1,603
Net current deferred tax assets	3,606	2,922
Noncurrent deferred tax assets:		
Deferred revenue	186	329
Depreciation and amortization	247	81
Intangibles	1,805	1,597
Other	—	120
Net noncurrent deferred tax assets	2,238	2,127
Total deferred tax assets	**$ 5,844**	**$ 5,049**

(7) Lines of credit. The Company has a $10.0 million unsecured revolving line of credit with a bank which is available until March 31, 2002 and which is expected to be extended for an additional two years. The line of credit bears interest at either a floating rate based on the prime rate less 1.0%, or a fixed rate for a period of up to 90 days based on LIBOR plus 1.25%. The rate is at the option of the Company and is determined at the time of borrowing. The Company also has a $2.0 million unsecured revolving line of credit with a bank which is available until April 30, 2002, which was renewed in January 2002 for an additional year. The line of credit bears interest based on the prime rate less 1%. As of December 31, 2001, the lines of credit had not been used.

(8) Lease commitments. The Company is party to various operating leases for equipment and for office facilities at some of its subsidiaries. Rent expense for 2001, 2000 and 1999 was approximately $1,057,000, $840,000 and $468,000, respectively.

Future approximate minimum rental payments (including estimated operating costs) required under the operating leases as of December 31, 2001 are as follows:

(In Thousands)

2002	$ 909
2003	583
2004	559
2005	527
2006	162

(9) Litigation. The Company is subject to various claims and proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately arise from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

(10) Defined contribution benefit plan. The Company has a defined contribution 401(k) benefit plan covering all of its full-time employees meeting certain service requirements. The plan provides for matching employer contributions based on 66% of employees' elective contributions up to 6% of compensation. The plan allows employee contributions of up to 15% of compensation. Discretionary employer contributions may also be made to the plan. There were no discretionary contributions made in 2001, 2000 or 1999. Expense under the plan totaled approximately $1,002,000 in 2001, $814,000 in 2000 and $564,000 in 1999.

(11) Stock option plan. The Company has established the 1997 Stock Incentive Plan for its officers, key employees, non-employee directors and consultants. Options granted under the plan may be in the form of nonqualified stock options ("NSO") or incentive stock options which comply with section 422 of the Internal Revenue Code ("ISO"). A combined maximum of 3,000,000 options, SARs and share awards may be granted under the plan. Of this amount, not more than 1,500,000 shares may be subject to ISOs. The exercise price of the stock options is the market value of the common stock at the date of grant. Generally, the options vest and become exercisable ratably over a four-year period, commencing one year after the grant date. The options expire 10 years from the grant date.

Had compensation cost been determined for the Company's stock option portion of the plan based on the fair value at the grant dates for awards consistent with the alternative method set forth under SFAS 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

(In Thousands, Except Per Share Amounts)	2001	2000	1999
Net income			
As reported	$ 30,669	$ 22,933	$ 17,146
Pro forma	25,540	18,776	14,558
Diluted net income per common share			
As reported	$ 0.88	$ 0.67	$ 0.50
Pro forma	0.73	0.55	0.42
The weighted average fair value of options granted under the Plan during the year is:	$ 27.36	$ 23.57	$ 16.94

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: dividend yield of 0%, expected volatility of 85.19%, 88.12% and 76.73%, risk-free interest rates of 4.78%, 6.21% and 6.23%, and expected lives of 10 years for the options.

As of December 31, 2001, only NSOs have been granted; no ISOs, SARs or share awards have been granted under the plan. A summary of stock option activity under the plan for 2001, 2000 and 1999 is as follows:

	2001		2000		1999	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	1,348,152	$ 18.27	1,271,268	$ 16.24	779,476	$ 11.66
Granted	384,422	31.83	235,382	26.79	642,488	20.77
Exercised	(207,310)	15.47	(94,215)	12.65	(102,902)	8.95
Cancelled	(103,353)	22.21	(64,283)	17.61	(47,794)	18.19
Outstanding at end of year	1,421,911	22.06	1,348,152	18.27	1,271,268	16.24
Options exercisable at end of year	**580,478**	**16.08**	**421,889**	**14.56**	**252,157**	**11.05**

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$8.00	170,348	5.69	8.00	170,348	8.00
$10.06 to $13.31	217,059	7.44	12.16	112,487	12.33
$13.38 to $19.25	215,444	7.18	16.10	110,379	15.77
$19.44 to $21.88	206,190	7.50	21.14	108,848	20.91
$21.94 to $29.25	200,191	9.00	28.54	7,890	24.60
$29.44 to $33.75	153,831	8.69	30.19	36,378	30.09
$34.34 to $51.58	258,848	8.97	35.45	34,148	37.44
$8.00 to $51.58	**1,421,911**	**7.83**	**22.06**	**580,478**	**16.08**

(12) Employee stock purchase plan. Effective July 1, 1998, the Company adopted an Employee Stock Purchase Plan which allows employees to purchase shares of common stock through payroll deductions, up to 10% of eligible compensation. The purchase price is equal to 85% of the fair market value of the common stock on either the first or last day of the subscription period, whichever is lower. A total of 500,000 shares are available for purchase under the plan. The Company has elected to apply Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", as amended by FASB Interpretation No. 44, in accounting for its stock-based plans. Accordingly, the Company will not recognize compensation expense for employee stock purchases. The Company issued approximately 43,000 and 82,000 shares of common stock in January 2002 for fiscal 2001 and in January 2001 for fiscal 2000 with respect to the plan, at a per share price, representing 85% of the fair market value as described above, of $24.65 and $9.93, respectively.

(13) Shareholders' equity. On January 3, 2000, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock. No time limit was placed on the duration of the repurchase program. Repurchased shares will become treasury shares and will be used for stock-based employee benefit plans and for other general corporate purposes. As of December 31, 2001, the Company had repurchased 25,100 shares.

On April 14, 1999, the Company's shareholders approved an amendment to the Company's Amended and Restated Articles of Incorporation to increase the authorized common stock of the Company from 50,000,000 shares to 150,000,000 shares with a $.01 par value per share. The Company's Amended and Restated Articles of Incorporation also includes authorization to issue up to 5,000,000 shares of preferred stock with a $.01 par value per share. No preferred stock has been issued.

On January 18, 1999, the Board of Directors of the Company authorized a 2-for-1 split of common stock in the form of a stock dividend payable on February 26, 1999 to shareholders of record on February 11, 1999. Accordingly, all share and per share data presented herein have been restated to reflect this split.

(14) Segment reporting. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Company has two reportable segments: software and training.

The software segment produces learning information system software primarily for the K-12 school market in the United States, Canada, the United Kingdom and Australia. The software assists educators in assessing and monitoring student development by increasing the quantity, quality and timeliness of student performance data in the areas of reading, math and writing. The software segment also includes training and knowledge management enterprise software, which is currently sold primarily to corporate customers and electronic assessment products and services sold to educational publishers. Revenue from the software segment includes product revenue principally from the sale of software, product revenue from scanners sold with math software and sold separately, and service revenue from the sale of software support agreements.

The training segment provides professional development training seminars and district-wide school improvement programs including training, consulting and educator resource materials. The training programs instruct educators on how to accelerate learning in the classroom through use of the information that the Company's learning information systems provide. Revenue from the training segment includes service revenue from a variety of seminars presented in hotels and schools across the country, and from the annual National School Renaissance Conference, and product revenue from the sale of training materials.

The accounting policies of the reportable segments are the same as those described in Note 4 of Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating income before nonrecurring items. Intersegment sales and transfers and revenue derived outside of the United States are not significant.

Summarized financial information concerning the Company's reportable segments is shown in the following table:

(In Thousands)	Software	Training	Total
2001			
Revenues	$ 114,472	$ 17,882	$ 132,354
Operating income (loss)	46,108	(400)	45,708
Total assets	148,763	11,198	159,961
Capital expenditures	1,490	962	2,452
Depreciation and amortization	4,776	960	5,736
2000			
Revenues	$ 91,319	$ 15,672	$ 106,991
Operating income (loss)	34,616	(467)	34,149
Total assets	106,575	11,646	118,221
Capital expenditures	2,909	811	3,720
Depreciation and amortization	3,882	887	4,769
1999			
Revenues	$ 72,169	$ 11,419	$ 83,588
Operating income (loss) (1)	29,966	(1,864)	28,102
Total assets	75,665	12,754	88,419
Capital expenditures	5,528	1,739	7,267
Depreciation and amortization	2,548	697	3,245

(1) Operating income Total differs from Operating income in the Consolidated Statements of Income due to $1,080,000 purchased research and development expense in 1999 not included above.

The reported measures are consistent with those used in measuring amounts in the consolidated financial statements. Such measurements are generally along legal entity lines as aggregated. Effective January 1, 2000, the Company re-evaluated and changed certain cost allocations between the software and training segments. The result of the re-evaluation on previously reported segment disclosures is not material.

It is management's opinion, however, that because many flows of value between the segments cannot be precisely quantified, this information provides an incomplete measure of the training segment profit or loss, and should not be viewed in isolation. Management evaluates the performance of the training segment based on many factors not captured by the financial accounting system and often evaluates the Company's financial performance on a total entity basis.

*(15) **Quarterly results of operations (unaudited).*** The following table sets forth unaudited consolidated income statement data for each quarter of the Company's last two fiscal years. The unaudited quarterly financial information has been prepared on the same basis as the annual information presented in the financial statements and, in management's opinion, reflects all adjustments (consisting of normal recurring entries) necessary for a fair presentation of the information provided. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended			
(In Thousands, Except Per Share Amounts)	**March 31**	**June 30**	**September 30**	**December 31**
2001				
Net sales	$ 30,181	$ 32,666	$ 36,551	$ 32,956
Gross profit	23,210	26,973	29,885	27,493
Operating income	7,412	11,338	14,837	12,121
Income tax provision	3,234	4,810	6,118	5,064
Net income	5,167	7,683	9,731	8,088
Basic and diluted earnings per share	0.15	0.22	0.28	0.23
Common stock price per share:				
High	37.188	53.410	52.000	39.940
Low	26.063	27.625	28.650	24.570
2000				
Net sales	$ 24,070	$ 26,422	$ 29,057	$ 27,442
Gross profit	18,504	21,374	23,277	21,915
Operating income	5,868	8,377	10,821	9,083
Income tax provision	2,591	3,623	4,492	3,894
Net income	3,998	5,537	7,179	6,219
Basic and diluted earnings per share	0.12	0.16	0.21	0.18
Common stock price per share:				
High	18.688	16.250	37.375	36.125
Low	11.688	12.750	15.500	20.313

Report of Independent Public Accountants

To the Board of Directors and Shareholders of
Renaissance Learning, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Renaissance Learning, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Renaissance Learning, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 18, 2002

DIRECTORS AND CORPORATE MANAGEMENT

BOARD OF DIRECTORS

Judith A. Paul
Cofounder and Co-Chairman of the Board*

Terrance D. Paul
Cofounder and Co-Chairman of the Board*

Michael H. Baum
Chief Executive Officer*

John R. Hickey
President and Chief Operating Officer*

Timothy P. Welch
Director and Chief Executive Officer of Curriculum Technologies, Inc.

John H. Grunewald
Director, retired

Gordon H. Gunnlaugsson
Director, retired

Harold E. Jordan, Esq.
Director and Chief Executive Officer of World Computer Systems, Inc. and Madras Packaging LLC

Addison L. (Tad) Piper
Director and Chairman of U.S. Bancorp Piper Jaffray, Inc.

Accelerated Vocabulary, Accelerated Writer, AccelTest, eSchool Office, Fluent Reader, Generation21, Perfect Copy, Perfect Copy High School, Renaissance, Renaissance Learning, StandardsMaster, STAR Early Literacy, Surpass, TKM, Total Knowledge Management, and Writing Renaissance are trademarks of Renaissance Learning, Inc.

AR, Accelerated Math, Accelerated Reader, AccelScan, STAR Math, STAR Reading, Math Renaissance, Reading Renaissance, and School Renaissance are registered trademarks of Renaissance Learning, Inc.

All other trademarks, service marks, and trade names referred to in this Annual Report are the property of their respective owners.

CORPORATE MANAGEMENT

Steven A. Schmidt
Vice President, Chief Financial Officer*

Mark R. Swanson
Vice President, Chief Technology Officer

Michael E. Edgren
Vice President, Marketing

Duane E. Althoff
Vice President, Operations

John M. Kinzel
Vice President, Information Systems

K. J. Singh
Vice President, Engineering

Donald C. Peek
President, Educational Services Division

Kevin E. Baird
Vice President, District Sales

Roberta A. Johnson
Vice President, Product Development

Ric L. Rocca
President, Renaissance Corporate Services

Dale R. Zwart
Executive Vice President and Chief Technology Officer, Generation21 Learning Systems

Robert L. Walisser
Vice President,
Renaissance Learning Canada

Michael L. Day
Managing Director,
Renaissance Learning UK

*Executive Officers

SHAREHOLDER INFORMATION

Corporate Headquarters
Renaissance Learning, Inc.
P. O. Box 8036
Wisconsin Rapids, WI 54495-8036

Transfer Agent
U.S. Bank N.A.
Corporate Trust Services
P. O. Box 2077
Milwaukee, WI 53201-2077
(800) 637-7549

Independent Public Accountant
Arthur Andersen LLP, Milwaukee, WI

Outside Counsel
Godfrey & Kahn, S.C., Milwaukee, WI

Common Stock Market Data
Our common stock is traded over-the-counter under the symbol RLRN. Shares are included in The Nasdaq Stock Market,® which reports sales prices for actual transactions.

On February 11, 2002, there were 744 shareholders of record.

10-K Report
Shareholders may obtain without charge a copy of the Renaissance Learning, Inc. 2001 Form 10-K as filed with the Securities and Exchange Commission upon request to: Investor Relations, Renaissance Learning, Inc., P. O. Box 8036, Wisconsin Rapids, WI 54495-8036.

This Annual Report contains forward-looking statements, including statements regarding the introduction of new products and services, the expected utilization of the Company's existing and anticipated products, and the anticipated growth of the Company. While these statements reflect management's best current judgement, they are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward-looking statements. Additional information concerning factors that could cause such actual results to differ from those contained in such forward-looking statements can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, which factors are incorporated herein by reference.

Renaissance Learning,™ Inc.

P.O. Box 8036
Wisconsin Rapids, WI 54495-8036
Phone: (715) 424-3636
Fax: (715) 424-4242
E-mail: answers@renlearn.com
Web: www.renlearn.com

302/ABS/11M